MUTUAL OF AMERICA LIFE INSURANCE COMPANY	320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 15, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:

Post-Effective Amendment No. 43 under the Securities Act of 1933 and No. 44 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Mr. Gregory:

On behalf of the above-referenced registrant (the “Registrant”), set forth below are responses to comments relating to the Prospectus, which you provided by telephone to me and Scott Rothstein on April 8, 2014, concerning Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended and Amendment No. 43 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 28, 2014.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2014.

Prospectus

Comment 1:	Missing information: Please complete or update the missing information currently in brackets or missing in the prospectus, SAI and C-pages (e.g., see table and financial highlights).

Response:	The information will be completed and updated for the 485(b) filing.

Comment 2:

Conforming comments:

Please make conforming changes in the prospectus and SAI disclosure for all the funds included in the registration statement, as appropriate. Comments specific to any particular fund and/or their share classes will be noted.

Please also include any comments to be provided to you by the Retail Group of disclosure review with respect to mirror funds offered to retail investors.

Response:

Changes in the prospectus and SAI disclosure that are not particular to a specific fund will be made throughout the registration statement, as appropriate.

To the extent applicable, the Registrant will make conforming changes to reflect the comments from disclosure review of the Retail Group.

Comment 3:

Fund name:

For each fund suggesting investments in certain investments, industries and/or regions, please include an 80% test in its Item 4 Principal Investment Strategies section (i.e., Equity Index Fund and Mid-Cap Equity Index Fund).

Please also confirm supplementally that the index funds will attempt to maintain a positive correlation of at least .95 to their respective index.

See Rule 35d-1.

Response:

The following disclosure replaces the Principal Investment Strategies for the Equity Index Fund: “The Fund invests primarily in the 500 common stocks included in the S&P 500® Index to replicate, to the extent practicable, the weightings of such stocks in the Index. The Fund also purchases futures contracts on the S&P 500® Index to invest available cash prior to the purchase of common stocks. Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 500® Index.”

The following disclosure replaces the Principal Investment Strategies for the Mid-Cap Equity Index Fund: “The Fund invests primarily in the 400 common stocks included in the S&P MidCap 400® Index to replicate, to the extent practicable, the weightings of such stocks in the Index. The Fund also purchases futures contracts on the S&P 400® Index. Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 400® Index.”

The Registrant confirms that the Equity Index Fund and Mid-Cap Equity Index Fund will each attempt to maintain a positive correlation of at least .95 to its respective index.

Comment 4:

Principal Investment Strategies: Asset Classes:

Please consider describing the significant distinct asset classes in which a fund will invest (e.g., large and/or mid cap U.S. equities, foreign and/or emerging equities (including capitalization), foreign fixed income (sovereign and supra-national)), the total US aggregate bond market (and its sectors) and the U.S. Treasury market). For example, the inclusion of such information in the Composite Fund, the International Fund, the Bond Fund and the Mid-Term Bond Fund may clarify the investment strategies of the funds.

Response:

The Registrant has added disclosure that describes the significant distinct asset classes in which the International Fund invests to the Principal Investment Strategies for the International Fund. The revised Principal Investment Strategies for the International Fund is set forth in the Response to Comment 22.

The Registrant respectfully notes that the Principal Investment Strategies for the Composite Fund, the Bond Fund and the Mid-Term Bond Fund already provide sufficiently detailed disclosure regarding the asset classes in which each of the funds invest.

The Principal Investment Strategies for the Composite Fund includes the following disclosure:

— The equity portion of the Fund is invested in stocks in the S&P 500® Index, as selected by the large cap equity manager of the Adviser.

—     The fixed income portion of the Fund is invested primarily in investment-grade debt securities issued by U.S. corporations or by the U.S. Government or its agencies, including mortgage-backed securities, as managed by the fixed income and mortgage-backed securities managers of the Adviser. The Fund may invest in foreign securities.

The Principal Investment Strategies for the Bond Fund includes the following disclosure:

—     At least 80% of the Fund’s assets are invested in investment grade bonds issued by U.S. corporations or by the U.S. Government or its agencies, such as bonds, notes, debentures, zero coupon securities and mortgage-backed securities. Bonds are debt instruments that can be issued by the federal government, government agencies and subdivisions, states, cities, corporations and other institutions.

— It is possible that certain corporate bonds in the Fund’s portfolio can be below investment grade, commonly referred to as “junk bonds.”
— The Adviser evaluates each security to be purchased and selects securities based in part on interest income anticipated to be generated.
— The Fund may invest in foreign securities.

The Principal Investment Strategies for the Mid-Term Bond Fund includes the following disclosure:

—     At least 80% of the Fund’s total assets are invested in investment-grade bonds issued by U. S. corporations or by the U.S. Government or its agencies, such as bonds, notes, debentures, zero coupon securities and mortgage-backed securities. Bonds are debt instruments that can be issued by the federal government, government agencies and subdivisions, states, cities, corporations and other institutions.

— It is possible that certain corporate bonds in the Fund’s portfolio can be below investment grade, commonly referred to as “junk bonds.”
— The Fund’s securities holdings will have an average maturity of three to seven years.

Comment 5:

Principal Investment Strategies: Securities Selection:

Many of the funds describe the types of securities in which the fund will invest (e.g. market capitalization). However, the Item 4 disclosure does not describe how the securities are selected for the fund (e.g., All America Fund (actively managed sleeve), Mid-Term Bond Fund, International Fund, etc.). Please review each fund’s description of its Principal Investment Strategies and consider whether additional disclosure is appropriate.

See Item 4a and 9b(2) of Form N-1A.

Response:

The following disclosure was added to the All America Fund’s (actively managed sleeve) description of its Principal Investment Strategies to describe how the securities are selected: “The Adviser generally invests in stocks that it considers undervalued and with the potential for above average investment returns.”

The following disclosure was added to the Mid-Term Bond Fund’s description of its Principal Investment Strategies to describe how the securities are selected: “The Adviser evaluates each security to be purchased and selects securities based in part on interest income anticipated to be generated.”

The disclosure for the International Fund’s Principal Investment Strategies has been revised as discussed more fully in the response to Comment 22.

Comment 6:

Principal Risk Factors: Asset and Sector Risks:

Please consider disclosing in Item 4, separate significant principal risks for a fund relating to overweighting in certain sectors and/or industries represented in the portfolio, including through investments in securities tied to any portfolio equity or fixed income index (e.g., S&P 500 Index, S&P Mid Cap 400 Index, MSCI EAFE Index and the Barclays U.S. Aggregate Bond Index).

For example, please consider including the following separate risk factors:

(1) financial, technology and industrial sector risk;

(2) call risk, extension risk and prepayment risk; income risk; mortgage backed security risk and zero coupon risk.

See Item 4a and general instruction 2 to Item 9 of Form N-1A

Response:

The Registrant does not believe that exposure to any particular sector or industry is a principal risk for any of the Funds. In accordance with the fundamental investment restrictions of the Funds, no Fund will invest more than 25% of its assets in the securities of issuers in one industry, other than as may be permitted by applicable SEC or staff guidance. With respect to the Funds that are actively managed, in addition to adhering to this fundamental investment restriction, it is the practice of the portfolio managers to invest in a sector-neutral manner in accordance with the approximate sector weightings of the respective benchmarks to which the Funds are compared. With respect to the Funds that are tied to equity indices, the Equity Index Fund, Mid-Cap Equity Index Fund, International Fund and the indexed portion of the All America Fund, are designed to track the performance of their respective indices. The portfolio manager for these funds does not engage in active management and therefore risks attendant to particular sectors or industries do not affect the portfolio management of the Fund(s). Incidentally, an examination of each of the indices tracked by the index funds, the S&P 500 Index, the S&P MidCap 400 Index and the MSCI EAFE Index, indicates that there is no industry weighting greater than 25% in any of these indices. We note that none of the Funds is tied to a fixed income index.

Comment 7:

Performance/Annual Return:

Please replace the parenthetical under the caption Fund/Comparative Indices with text that more closely matches the text in Form N-1A (e.g. no deduction for fees, expenses or taxes).

See Item 4(b)(2)(iv) of Form N-1A.

Response:

The current parenthetical in the caption Fund/Comparative Indices: “(Index reflects no deduction of any charges against the assets).” is replaced with the following parenthetical: “(Index reflects no deduction for fees and expenses).”

Comment 8:	Management of the Funds (p. 99): Please supplementally explain how the Allocation Funds and Retirement Funds indirectly incur advisory fees of the Adviser.

Response:	The Allocation Funds and the Retirement Funds are funds of funds and indirectly incur advisory fees of the Adviser that are charged against the underlying Investment Corporation funds.

Comment 9:

Purchase and Sale of Fund Shares (p. 102):

Please revise the disclosure in “Information About Funds Shares” to include information describing how underlying funds (subaccounts) of insurance products are sold (e.g. “See your variable product prospectus for information on how to purchase and redeem investments in the fund.”).

Response:

The following disclosure was added under the heading “Information About Fund Shares” under the sub-heading “Purchase of Shares”: “See your variable annuity or variable life insurance prospectus or brochure for information on how to purchase and redeem investments in the separate account funds.”

Comment 10:

Pricing of Fund Shares (p.102):

If appropriate, please disclose that the NAV of the funds’ shares may change on days when shareholders will not be able to purchase or redeem fund shares (i.e., a fund owns shares listed on foreign markets that may trade on days when the fund does not price its shares).

See instruction 2 to Item 11(a) of Form N-1A.

Response:

The following disclosure was added under the heading “Information About Fund Shares” under the sub-heading “Pricing of Fund Shares”: “For Funds that invest in securities listed on foreign exchanges, the value of the underlying securities may change on days when you will not be able to purchase or redeem shares of the separate account fund that invests in that Fund.”

Comment 11:

Financial Intermediary Compensation:

Please supplementally confirm that the Registrants do not pay financial intermediaries for the sale of the funds’ shares or for any related services.

If that is not the case, please provide the disclosure required by Item 8 of Form N-1A.

Response:	The Registrant confirms that it does not pay financial intermediaries for the sale of the funds’ shares or for any related services.

Comment 12:

All America Fund: 80% test:

The Fund has a policy of investing 80% of its assets in the U.S. Please explain supplementally whether any fund investment outside of “America” would be consistent with Section 35(d) for a fund named “All America”.

Response:

The All America Fund has a policy of investing, under normal circumstances, at least 80% of the Fund’s total assets in U.S. corporations or entities. The All America fund is comprised of an index sleeve and an actively managed sleeve. With respect to the index sleeve, the Fund invests 60% of its assets in the stocks included in the S&P 500 which measures the performance of the large capitalization sector of the U.S. stock market. With respect to the actively managed sleeve, 40% of the Fund’s total assets are invested in large cap, mid cap and small cap stocks. Substantially all of the assets in the actively managed sleeve of the Fund are invested in securities of U.S. companies.

The term “All America” is intended to convey that the Fund invests broadly across the capitalization range in the U.S. securities markets. While it is not intended to convey that the fund invests only in America, in fact, under normal circumstances, substantially all the assets of the fund are invested in securities of U.S. companies.

Comment 13:	All America Fund: Underlying Index Fund: Please supplementally confirm that none of the assets of the fund are invested in an index fund that tracks the performance of the S&P 500 Index.

Response:	The Registrant confirms that none of the assets of the All America Fund are invested in an index fund that tracks the performance of the S&P 500 Index.

Comment 14:	All America Fund: Principal Strategy: Please describe in greater detail why the fund purchases S&P 500 futures contracts to invest cash prior to the purchase of investment in stocks.

Response:

The discussion of the Fund’s purchase of S&P 500 futures contracts under Principal Investment Strategies has been revised as follows: “The Fund also purchases futures contracts on the S&P 500 Index to invest cash prior to the purchase of common stocks to efficiently and cost effectively keep the Fund fully invested on a daily basis so as to minimize deviation from the performance of the S&P 500 Index.”

Comment 15:	All America Fund: Principal Risks: Please include risk factors for significant weightings of sector and/or industries represented by the weightings of the S&P 500 Index.

Response:

The Registrant does not believe that exposure to any particular sector or industry is a principal risk for the All America Fund. As discussed in our response to Comment 6, the indexed portion of the All America Fund is designed to track the performance of the S&P 500 Index. The portfolio manager for this portion of the fund does not engage in active management and therefore risks attendant to particular sectors or industries do not affect the portfolio management of the Fund. Therefore, overweighting of sectors and/or industries in the index as represented in the fund is not relevant to the fund’s style of investing. Incidentally, an examination of the S&P 500 Index tracked by the index portion of this fund indicates that there is no industry weighting greater than 25% in this index.

Comment 16:

All America Fund: Options and Futures Risk:

Please disclose the risks to the fund of investing in futures contracts.

Please make a corresponding change in the Item 9 disclosure relating to the risk of investing in futures and in the SAI.

Response:

The following is already disclosed in Item 4 regarding investing in futures contracts: “Options and Futures risk: Securities held in the Fund may not be exactly the same as securities in the underlying options or futures contracts and as a result the price of the securities being hedged may not move in the same amount or direction as the underlying index, securities or debt obligation. When the Fund purchases an option, it may lose the entire premium plus costs. When an option is exercised the Fund may be required to sell the security at a price below its market value.

The following is already disclosed in Item 9 regarding investing in futures contracts:

“Options and Futures Contracts. Investment Strategies. Each Fund except the Retirement Funds and Allocation Funds may purchase and sell put and call options contracts, futures contracts and options on futures contracts. Depending on the types of securities in which a Fund invests, the contracts relate to fixed-income securities (including U.S. Government and agency securities), equity securities or indexes of securities. All contracts relate to U.S. issuers or U.S. stock indexes, and those of the International Fund may also relate to foreign securities.

A put option on a security gives a Fund the right to sell the security at a certain price. The purchase of a put option on a security protects the Fund against declines in the value of the security. A Fund may buy a put option contract on a security only if it holds the security in its portfolio.

A call option on a security gives a Fund the right to buy the security at a certain price. The purchase of a call option on a security protects the Fund against increases in the value of the security that it is considering purchasing. A Fund may sell a call option contract on a security only if it holds the security in its portfolio (a covered call).

A Fund may use futures contracts, or options on futures contracts, to protect against general increases or decreases in the levels of securities prices:

—     When a Fund anticipates a general decrease in the market value of portfolio securities, it may sell futures contracts. If the market value falls, the decline in the Fund’s net asset value may be offset, in whole or in part, by corresponding gains on the futures position.

—     When a Fund projects an increase in the cost of fixed-income securities or stocks to be acquired in the future, the Fund may purchase futures contracts on fixed-income securities or stock indexes. If the hedging transaction is successful, the increased cost of securities subsequently acquired may be offset, in whole or in part, by gains on the futures position.”

The following is already disclosed in the SAI regarding investing in futures contracts:

“Options and Futures Contracts. Each of the Funds other than the Asset Allocation Funds may purchase and sell options and futures contracts, as described below. Refer to “Non-Fundamental Investment Policies” below, paragraph 1, for a description of the current restrictions on the Funds’ purchase of options and futures contracts.

Each Fund may sell a call option contract on a security it holds in its portfolio (called a covered call), and it may buy a call option contract on the security to close out a position created by the sale of a covered call.

•    A call option is a short-term contract (generally having a duration of nine months or less) which gives the purchaser of the option the right to purchase the underlying security at a fixed exercise price at any time prior to the expiration of the option regardless of the market price of the security during the option period. As consideration for writing a covered call option, a Fund (the seller) receives from the purchaser a premium, which the Fund retains whether or not the option is exercised. The seller of the call option has the obligation, upon the exercise of the option by the purchaser, to sell the underlying security at the exercise price at any time during the option period.

Each Fund may buy a put option contract on a security it holds in its portfolio, and it may sell a put option contract on the security to close out a position created by the purchase of the put option contract.

•    A put option is a similar short-term contract that gives the purchaser of the option the right to sell the underlying security at a fixed exercise price at any time prior to the expiration of the option regardless of the market price of the security during the option period. As consideration for the put option, a Fund (the purchaser) pays the seller a premium, which the seller retains whether or not the option is exercised. The seller of the put option has the obligation, upon the exercise of the option by the purchaser, to purchase the underlying security at the exercise price at any time during the option period. The buying of a covered put contract limits the downside exposure for the investment in the underlying security to the combination of the exercise price less the premium paid.

Each Fund may purchase and sell futures contracts, and purchase options on futures contracts, on fixed-income securities or on an index of securities, such as the Standard & Poor’s 100® Index, the Standard & Poor’s 500® Index or the New York Stock Exchange Composite Index.

•          A futures contract on fixed income securities requires the seller to deliver, and the purchaser to accept delivery of, a stated quantity of a given type of fixed income security for a fixed price at a specified time in the future. A futures contract or option on a stock index provides for the making and acceptance of a cash settlement equal to the change in value of a hypothetical portfolio of stocks between the time the contract is entered into and the time it is liquidated, times a fixed multiplier. Futures contracts may be traded domestically only on exchanges which have been designated as “contract markets” by the Commodity Futures Trading Commission, such as the Chicago Board of Trade.

•          An option on a futures contract provides the purchaser with the right, but not the obligation, to enter into a “long” position in the underlying futures contract (in the case of a call option on a futures contract), or a “short” position in the underlying futures contract (in the case of a put option on a futures contract), at a fixed price up to a stated expiration date. Upon exercise of the option by the holder, the contract market clearing house establishes a corresponding short position for the writer of the option, in the case of a call option, or a corresponding long position in the case of a put option. In the event that an option is exercised, the parties are subject to all of the risks associated with the trading of futures contracts, such as payment of margin deposits.

•          A Fund does not pay or receive a payment upon its purchase or sale of a futures contract. Initially, a Fund will be required to deposit with the Fund’s custodian in the broker’s name an amount of cash or U.S. Treasury bills equal to approximately 5% of the contract amount. This amount is known as “initial margin.”

•          While a futures contract is outstanding, there will be subsequent payments, called “maintenance margin”, to and from the broker. These payments will be made on a daily or intraday basis as the price of the underlying instrument or stock index fluctuates making, the long and short positions in the futures contract more or less valuable. This process is known as “mark to market”. At any time prior to expiration of the futures contract, a Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund’s position in the futures contract and may require additional transaction costs. A final determination of margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or gain.

A Fund may use futures contracts to protect against general increases or decreases in the levels of securities prices, in the manner described below.

•          When a Fund anticipates a general decrease in the market value of portfolio securities, it may sell futures contracts. If the market value falls, the decline in the Fund’s net asset value may be offset, in whole or in part, by corresponding gains on the futures position.

•          A Fund may sell futures contracts on fixed-income securities in anticipation of a rise in interest rates, that would cause a decline in the value of fixed-income securities held in the Fund’s portfolio.

•          A Fund may sell stock index futures contracts in anticipation of a general market wide decline that would reduce the value of its portfolio of stocks.

•          When a Fund projects an increase in the cost of fixed-income securities or stocks to be acquired in the future, the Fund may purchase futures contracts on fixed-income securities or stock indexes. If the hedging transaction is successful, the increased cost of securities subsequently acquired may be offset, in whole or in part, by gains on the futures position.

•          Instead of purchasing or selling futures contracts, a Fund may purchase call or put options on futures contracts in order to protect against declines in the value of portfolio securities or against increases in the cost of securities to be acquired.

•          Purchases of options on futures contracts may present less risk in hedging a portfolio than the purchase and sale of the underlying futures contracts, since the potential loss is limited to the amount of the premium paid for the option, plus related transaction costs.

•          As in the case of purchases and sales of futures contracts, a Fund may be able to offset declines in the value of portfolio securities, or increases in the cost of securities acquired, through gains realized on its purchases of options on futures.

•          The Funds also may purchase put options on securities or stock indexes for the same types of securities for hedging purposes. The purchase of a put option on a security or stock index permits a Fund to protect against declines in the value of the underlying security or securities in a manner similar to the sale of futures contracts.

• In addition, the Funds may write call options on portfolio securities or on stock indexes for the purpose of increasing their returns and/or to protect the value of their portfolios.

•          When a Fund writes an option which expires unexercised or is closed out by the Fund at a profit, it will retain the premium paid for the option, less related transaction costs, which will increase its gross income and will offset in part the reduced value of a portfolio security in connection with which the option may have been written.

•          If the price of the security underlying the option moves adversely to the Fund’s position, the option may be exercised and the Fund will be required to sell the security at a disadvantageous price, resulting in losses which may be only partially offset by the amount of the premium.

•          A call option on a security written by a Fund will be covered through ownership of the security underlying the option or through ownership of an absolute and immediate right to acquire such security upon conversion or exchange of other securities held in its portfolio.

Risks in futures and options transactions include the following:

•          There may be a lack of liquidity, which could make it difficult or impossible for a Fund to close out existing positions and realize gains or limit losses.

The liquidity of a secondary market in futures contracts or options on futures contracts may be adversely affected by “daily price fluctuation limits,” established by the exchanges on which such instruments are traded, which limit the amount of fluctuation in the price of a contract during a single trading day. Once the limit in a particular contract has been reached, no further trading in such contract may occur beyond such limit, thus preventing the liquidation of positions, and requiring traders to make additional variation margin payments. Market liquidity in options, futures contracts or options on futures contracts may also be adversely affected by trading halts, suspensions, exchange or clearing house equipment failures, government intervention, insolvency of a brokerage firm or clearing house or other disruptions of normal trading activity.

•          The securities held in a Fund’s portfolios may not exactly duplicate the security or securities underlying the options, futures contracts or options on futures contracts traded by the Fund, and as a result the price of the portfolio securities being hedged will not move in the same amount or direction as the underlying index, securities or debt obligation.

•          A Fund purchasing an option may lose the entire amount of the premium plus related transaction costs.

•          For options on futures contracts, changes in the value of the underlying futures contract may not be fully reflected in the value of the option.

•          With respect to options and options on futures contracts, the Funds are subject to the risk of market movements between the time that the option is exercised and the time of performance thereunder.

•          In writing a covered call option on a security or a stock index, a Fund may incur the risk that changes in the value of the instruments used to cover the position will not correlate precisely with changes in the value of the option or underlying the index or instrument.

•          The opening of a futures position and the writing of an option are transactions that involve substantial leverage. As a result, relatively small movements in the price of the contract can result in substantial unrealized gains or losses.”

Comment 17:

Aggressive Allocation Fund: Principal Risks:

Please consider including risk factors for significant overweighting of sectors and/or industries represented in the fund (e.g., industrial, technology and financials), including through investments in the Equity IC Funds tracking certain equity indexes (e.g. S&P 500 Index).

Please also consider including a fixed income risk factor as the fund invests 20% of its assets in the Bond Fund.

Response:

The following fixed income risk factor has been added to the disclosure for the Aggressive Allocation Fund: “Fixed Income risk: The value of your investment will go up or down depending on movements in the bond markets. The Fund’s investment results may differ from the results of a comparable bond market and from the results of other funds that invest in the same types of securities. Mortgage-backed securities or certificates are subject to prepayment or extension risk when interest rates fall or rise, respectively. The prices of debt securities may be subject to significant volatility. Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease. During economic uncertainty, the value of corporate debt securities may decline relative to the value of U.S. government debt securities. Debt obligations are subject to the risk that issuers may not be able to pay off the principal and interest when due. Non-investment grade debt obligations, known as “junk bonds”, have a higher risk of default and tend to be less liquid than higher-rated securities. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in the junk bond category than in higher-rated categories.”

The Registrant does not believe that exposure to any particular sector or industry is a principal risk for the Aggressive Allocation Fund. The Aggressive Allocation Fund is a fund-of-funds that invests in other Investment Company Funds. As noted in our response to Comment 6, the underlying Funds that are index funds are designed to track the performance of their relative indices. The portfolio manager for these funds does not engage in active management and therefore risks attendant to particular sectors or industries do not affect the portfolio management of the Fund(s). Therefore, overweighting of sectors and/or industries in the index as represented in the fund is not relevant to the fund’s style of investing. Incidentally, an examination of each of the indices tracked by the index funds, the S&P 500 Index, the S&P MidCap 400 Index and the MSCI EAFE Index, indicates that there is no industry weighting greater than 25% in any of these indices. The actively managed underlying Funds adhere to a fundamental investment restriction that they will not invest more than 25% of its assets in the securities of issuers in one industry, other than as may be permitted by applicable SEC or staff guidance. In addition to adhering to this fundamental investment restriction, it is the practice of the portfolio managers to invest in a sector-neutral manner in accordance with the approximate sector weightings of the respective benchmarks to which the Funds are compared.

Comment 18:

Moderate Allocation Fund: Principal Risks:

Please consider including risk factors for significant overweighting of sectors and/or industries represented in the fund (e.g., industrial, technology and financials), including through investments in the Equity IC Funds tracking certain equity indexes (e.g. S&P 500 Index).

Please also consider including separate fixed income risk factors (e.g. call risk, extension risk and prepayment risk, income risk, mortgage backed securities risk and zero coupon risk) as the fund invests 40% of its assets in fixed income securities.

Response:

The Registrant does not believe that exposure to any particular sector or industry is a principal risk for the Moderate Allocation Fund. The Moderate Allocation Fund is a fund-of-funds that invests in other Investment Company Funds. As noted in our response to Comment 6, the underlying Funds that are index funds are designed to track the performance of their relative indices. The portfolio manager for these funds does not engage in active management and therefore risks attendant to particular sectors or industries do not affect the portfolio management of the Fund(s). Therefore, overweighting of sectors and/or industries in the index as represented in the fund is not relevant to the fund’s style of investing. Incidentally, an examination of each of the indices tracked by the index funds, the S&P 500 Index, the S&P MidCap 400 Index and the MSCI EAFE Index, indicates that there is no industry weighting greater than 25% in any of these indices. The actively managed underlying Funds adhere to a fundamental investment restriction that they will not invest more than 25% of its assets in the securities of issuers in one industry, other than as may be permitted by applicable SEC or staff guidance. In addition to adhering to this fundamental investment restriction, it is the practice of the portfolio managers to invest in a sector-neutral manner in accordance with the approximate sector weightings of the respective benchmarks to which the Funds are compared.

We note that the disclosure for the Moderate Allocation Fund already includes the a comprehensive description of “Fixed Income risk,” set forth below, that highlights the principal risks faced by investors in the Fund, as well as a risk factor on “Underlying Fund risk” that refers to the risks disclosed in the “Principal Risks” section of the prospectus, which we believe provide the investor with information sufficient for the “Principal Investment Risk” section of the Summary Prospectus. The relevant disclosure is as follows:

“Fixed Income risk: The value of your investment will go up or down depending on movements in the bond markets. The Fund’s investment results may differ from the results of a comparable bond market and from the results of other funds that invest in the same types of securities. Mortgage-backed securities or certificates are subject to prepayment or extension risk when interest rates fall or rise, respectively. The prices of debt securities may be subject to significant volatility. Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease. During economic uncertainty, the value of corporate debt securities may decline relative to the value of U.S. government debt securities. Debt obligations are subject to the risk that issuers may not be able to pay off the principal and interest when due. Non-investment grade debt obligations, known as “junk bonds”, have a higher risk of default and tend to be less liquid than higher-rated securities. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in the junk bond category than in higher-rated categories.”

“Underlying Fund risk: A Fund’s ability to achieve its investment objective will depend largely on the performance of the selected underlying funds. There can be no assurance that either the Fund or the underlying funds will achieve its investment objective. A Fund is subject to the same risks as the underlying funds in which it invests. The Fund generally invests 60% of its assets in equity IC Funds and 40% of its assets in fixed income IC Funds; therefore the Fund is subject to both equity and fixed income risk. These risks include Market, Credit, Small-Cap, Mid-Cap, Stock, Fixed Income and Foreign Investment risks, which are described in more detail in the “Principal Risks” section of the prospectus.”

Comment 19:

Conservative Allocation Fund: Principal Risks:

Please consider including separate fixed income risk factors (e.g. call risk, custody risk, extension risk and prepayment risk, income risk, industrials sector risk, mortgage backed securities risk and zero coupon risk) as the fund invests 65% of its assets in fixed income securities.

Please also consider including a stock risk factor as the fund invests 35% of its assets in equity securities.

If appropriate, please consider including risk factors relating to significant investments in equities representing various sectors and/or industries.

Response:

The following stock risk factor has been added to the disclosure for the Conservative Allocation Fund: “Stock risk: The value of your investment will go up or down, depending on movements in the stock markets. The investment results may be better or worse than the results for the stock markets taken as a whole, or than the results of other funds that invest in the same types of securities. It may be more difficult for the Fund to sell a small capitalization stock or any stock that trades “over-the-counter”, than a larger capitalization stock or stocks that trade on a national or regional stock exchange.”

The Registrant does not believe that exposure to any particular sector or industry is a principal risk for the Conservative Allocation Fund. The Conservative Allocation Fund is a fund-of-funds that invests in other Investment Company Funds. As noted in our response to Comment 6, the underlying Funds that are index funds are designed to track the performance of their relative indices. The portfolio manager for these funds does not engage in active management and therefore risks attendant to particular sectors or industries do not affect the portfolio management of the Fund(s). Therefore, overweighting of sectors and/or industries in the index as represented in the fund is not relevant to the fund’s style of investing. Incidentally, an examination of each of the indices tracked by the index funds, the S&P 500 Index, the S&P MidCap 400 Index and the MSCI EAFE Index, indicates that there is no industry weighting greater than 25% in any of these indices. The actively managed underlying Funds adhere to a fundamental investment restriction that they will not invest more than 25% of its assets in the securities of issuers in one industry, other than as may be permitted by applicable SEC or staff guidance. In addition to adhering to this fundamental investment restriction, it is the practice of the portfolio managers to invest in a sector-neutral manner in accordance with the approximate sector weightings of the respective benchmarks to which the Funds are compared.

We note that the disclosure for the Conservative Allocation Fund already includes the a comprehensive description of “Fixed Income risk,” set forth below, that highlights the principal risks faced by investors in the Fund, as well as a risk factor on “Underlying Fund risk” that refers to the risks disclosed in the “Principal Risks” section of the prospectus, which we believe provide the investor with information sufficient for the “Principal Investment Risk” section of the Summary Prospectus. The relevant disclosure is as follows:

“Fixed Income risk: The value of your investment will go up or down depending on movements in the bond markets. The Fund’s investment results may differ from the results of a comparable bond market and from the results of other funds that invest in the same types of securities. Mortgage-backed securities or certificates are subject to prepayment or extension risk when interest rates fall or rise, respectively. The prices of debt securities may be subject to significant volatility. Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease. During economic uncertainty, the value of corporate debt securities may decline relative to the value of U.S. government debt securities. Debt obligations are subject to the risk that issuers may not be able to pay off the principal and interest when due. Non-investment grade debt obligations, known as “junk bonds”, have a higher risk of default and tend to be less liquid than higher-rated securities. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in the junk bond category than in higher-rated categories.”

“Underlying Fund risk: A Fund’s ability to achieve its investment objective will depend largely on the performance of the selected underlying funds. There can be no assurance that either the Fund or the underlying funds will achieve its investment objective. A Fund is subject to the same risks as the underlying funds in which it invests. The Fund generally invests 60% of its assets in equity IC Funds and 40% of its assets in fixed income IC Funds; therefore the Fund is subject to both equity and fixed income risk. These risks include Market, Credit, Small-Cap, Mid-Cap, Stock, Fixed Income and Foreign Investment risks, which are described in more detail in the “Principal Risks” section of the prospectus.”

Comment 20:

Composite Fund: [Heading: “Details About How Our Funds Invest”, Sub-Heading: “Principal Investment Strategies”]

The prospectus states, “By investing in equity securities and debt securities, the Fund tries to reduce the market risk that would exist for an investment in either a stock fund or a bond fund.” This text suggests that the Composite Fund may pose less risk than a simple bond fund. Please consider the accuracy of this statement.

Response:

The quoted language in the prospectus was revised as follows: “By investing in equity securities and debt securities, the Fund tries to diversify, and thereby mitigate, the specific risks that would exist for an investment in either a stock fund or a bond fund.”

Comment 21:

Equity Index Fund:

The Equity Index Fund is an S&P 500 Index Fund. The index measures the performance of the large capitalization sector of the US stock market. It is widely regarded as the best single gauge of large cap U.S. equities. See http://us.spindices.com/indices/equity/sp-500/

Accordingly, please delete or supplementally explain why the fund lists mid cap risk as a principal risk of investing in the fund.

Response:	The discussion of mid cap risk has been deleted from the fund’s Principal Investment Risks.

Comment 22:

International Fund:

Please include an 80% test in the fund’s (Item 4) Principal Investment Strategy section.

In addition, please clarify supplementally that the underlying ETFs and any underlying funds are themselves subject to an 80% test, as appropriate.

Response:

The following disclosure replaces the Principal Investment Strategy for the Fund: “The Fund invests, directly and/or indirectly, mainly in stocks of large and mid-cap companies in developed markets countries located outside of the United States and Canada. At present, the Fund expects to invest a substantial portion of its assets in exchange traded funds that reflect, replicate or follow the country weightings of the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”).

The Registrant believes that underlying ETFs are themselves subject to an 80% test.

Comment 23:

Target Date Funds: Principal Investment Strategy:

Please include a “glide path” or similar disclosure explaining the progression of the investment process through and beyond the Target Retirement Date, including the type of securities and their proportionate representation in the fund’s portfolio.

In the Retirement Fund risks, please move the sub-bullet describing the allocation on or after the Target Retirement Date to the Principal Strategies section.

Response:

The disclosure under “Principal Investment Strategies” for each of the Retirement Funds has been revised as follows:

“The Fund invests in shares of other series of the Investment Company (“IC Funds”) in proportions that are balanced to meet the objective of the Fund, which will move toward preservation of capital and production of income as the Target Retirement Date approaches. The [2020] Retirement Fund is designed for investors expecting to retire or to begin withdrawing assets around the year [2020]. Under normal circumstances, the asset allocation will change over time according to a predetermined “glide path” as the Retirement Fund approaches the Target Retirement Date. The glide path below represents the shifting of assets classes over time. As the glide path shows, generally, the less time that remains until the Target Retirement Date, and for a 10 year period after the Target Retirement Date, the more the Fund will invest in fixed income IC Funds and the less it will invest in equity IC Funds. A Retirement Fund that has reached its Target Retirement Date can have 41%, which can vary by plus or minus 10%, of its assets invested in equity IC Funds.

INSERT GLIDE PATH CHART

The periodic reallocations of the assets of each Retirement Fund will be affected by other matters aside from the period of time remaining until the Target Retirement Date, such as current market conditions, the economy, unanticipated events and other factors, so there is no precise timetable or formula for the reallocations of the Retirement Funds, but the target allocations are not expected to vary from the chart by more than plus or minus ten percentage points.”

Comment 24:

Target Date Funds: Representations:

Please explicitly state that you can lose money in the investment even after the Target Retirement Date.

Please also include text to the effect that there is no guarantee that the fund will provide adequate income at and through the investor’s retirement.

Response:

Under “Retirement Fund risk,” the second bullet point has been revised to state: “The Retirement Fund is a “fund of funds” where the allocations shift and there is no guarantee that the allocations in the Retirement Fund of the IC Funds will prove to be correct under all market and economic conditions. An investment in the Retirement Fund could decline in value, and you could lose money by investing in the Retirement Fund, even after the Target Retirement Date.”

Under “Retirement Fund risk,” an additional bullet point has been added, which states: “There is no guarantee that the fund will provide adequate income at and through your retirement. ”

Comment 25:

Additional Information: Item 9:

Portfolio Managers, only with respect to the Allocation Funds:

The disclosure indicates that no information is provided about portfolio managers for the Allocation Funds because their investments in the underlying IC Funds are selected in a formulaic manner. On page 75, the prospectus disclosure also indicates that the Adviser will periodically rebalance the assets in the funds to maintain target asset percentages. Please provide the information required by Items 5(b) and 10(a)(2) of Form N-1A if a portfolio manager or team of portfolio managers is responsible for making the periodic rebalancing decisions.

Response:

The following disclosure was added for Item 9, under the heading “Management of the Funds” under the sub-heading “Portfolio Managers” regarding the portfolio manager for the Allocation Funds: “Allocation Funds.

The Allocation Funds are managed by Joseph R. Gaffoglio. See “Portfolio Managers” for additional information.” Additional information regarding Mr. Gaffoglio will also be added to other sections of the registration statement as required.

Comment 26:

SAI: Temporary Defensive Position:

In Item 8 in the Fund’s Non-Fundamental Investment Policies, the disclosure appears to indicate that the funds may borrow money for temporary or emergency purposes. If so, please provide the disclosure required by instruction 6 of item 9 and item 16(d) of Form N-1A.

Response:

The following disclosure was added to the Prospectus under the heading “Details About How Our Funds Invest” under the sub-heading “Additional Investment Strategies” and to the SAI after the section “Non-Fundamental Investment Policies”: “A Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions, which may cause the Fund to not achieve its investment objective.”

Comment 27:	SAI: Temporary Defensive Position: Please disclose the types of investments that the funds may make while assuming a temporary defensive position, if appropriate. See Item 16(d)(7) of Form N-1A.

Response:

The following disclosure was added to the SAI after the section “Non-Fundamental Investment Policies”: “Should a Fund take a temporary defensive position, it may change its allocation among the asset classes in which the Fund invests, including by increasing the percentage of cash held by the Fund.”

Comment 28:

SAI: Concentration Policy:

Please clarify if a fund will look through the underlying IC Funds and ETFs for the purposes of the concentration policy described in Fundamental Investment Restrictions Item 6.

Response:

Fundamental Investment Restrictions Item 6 currently states: “No fund will invest more than 25% of its assets in the securities of issuers in one industry, other than U.S. Government Securities, except that the Money Market Fund may invest more than 25% of its total assets in the financial services industry.”

The following disclosure was added following the Fundamental Investment Restrictions: “For Funds that invest in other Funds and/or exchange traded funds, the Fund will look through to the underlying Funds and/or exchange traded funds to ensure compliance with this policy.”

Comment 29:

SAI: Management of the Investment Company section: Nominating Committee:

Please disclose if the Nominating Committee will consider nominees recommended by shareholders. If so, please describe the procedures to be followed by shareholders in submitting recommendations.

See Item 17(b)(2) of Form N-1A.

Response:

The Management of the Investment Company section currently states: “The Investment Company has formed a Nominating Committee consisting of all the independent directors, which meets on an as-needed basis. The purposes of the Nominating Committee are to assist the Board, as necessary by identifying individuals qualified to become Board members; to recommend to the Board the director nominees if any are to be voted on at the next annual meeting of shareholders; to assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and to recommend to the Board director nominees for each Board committee.”

The following statement was added: “The Nominating Committee will review and consider nominations from shareholders of record that are made in writing to the Secretary of the Investment Corporation at the time that there is a Board vacancy requiring a shareholder vote.”

Comment 30:

SAI: Officers of the Fund:

If applicable, please disclose all information required by Form N-1A relating to the officers of the fund (e.g., certain employment, compensation, directorship and other managed accounts information). We note that Form N-1A defines “Fund” to include the Registrant or a series of the Registrant.

See General Instruction A and Items 17(a)(1), 17(b)(9) and 17(c) of Form N-1A.

Response:

All disclosure required by Item 17(a)(1) is included in the SAI. There are no matters that require disclosure under Item 17(b)(9). No officer or affiliated person of the Fund receives any compensation from the Fund that would require disclosure under Item 17(c).

Comment 31:

SAI: Underwriters: Distribution Arrangements:

Please provide the name and address for the Insurance Company in the section entitled “Distribution Arrangements” and describe its affiliation with the funds.

See Item 19(b) of Form N-1A.

Response:

The section entitled “Distribution Arrangements” has been modified as follows: “The Investment Company sells shares of its Funds on a continuous basis, and it sells only to the Separate Accounts of the Insurance Companies. The shares are sold at their respective net asset values, without the imposition of a sales charge. The Investment Company has entered into a Distribution Agreement with Mutual of America Life Insurance Company (the “Insurance Company”), as principal underwriter, for the distribution of the Funds’ shares. The address of the Insurance Company is 320 Park Avenue, New York, New York 10022. The Insurance Company is a registered broker-dealer with the Financial Industry Regulatory Authority (“FINRA”). The registered representatives of the Insurance Company are salaried employees and are eligible to receive a yearly cash incentive payment based in part on aggregate sales by all representatives in the representative’s office compared to sales targets established for the office in that year. Representatives and certain staff from the top five regional offices will receive a trip to a conference site in the United States or its territories to attend a sales meeting. From time to time, representatives and certain staff from other regional offices may receive a trip to a conference site in the United States or its territories to attend a sales meeting upon the attainment of goals set by the Insurance Company. The Adviser is an indirect, wholly-owned subsidiary of the Insurance Company.”

Comment 32:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.

Response

The Registrant will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. Please note that Mr. Rothstein and I will be out of the office on different days over the next week, so in the event that you need to reach us, we would appreciate if you would kindly try to contact each of us. We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc:  Scott H. Rothstein, Esq.